Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Successful capital increase reserved for employees
•	60,500 participants in 510 subsidiaries in 100 countries; 35,400 participants in France

•	€464 million invested, raising employee ownership to 3.75% of issued capital, for a market value of almost €5 billion
Paris — March 10, 2006 — Total regularly organizes capital increases, in a commitment to enabling employees to own a financial stake in their company’s performance and growth. Following similar operations in 2002 and 2004, a new capital increase was carried out from February 6 to 24, 2006. It involved 500 employee shareholder correspondents worldwide and more than 100 country correspondents.
The 60,500 participants purchased an average of 46 new Total shares for an average investment of €7,670*. As was the case in previous operations, in most countries employees could finance all or part of their purchases through salary advances with repayment spread over 24 months.
“The capital increase’s success,” said Jean-Jacques Guilbaud, Senior Vice President, Human Resources & Corporate Communications, “demonstrates the confidence of our employees in Total’s future and their commitment to our projects and strategic vision.”
Following the operation, employees remain one of Total’s largest shareholder groups, with 3.75% of issued capital (3.31% before the new capital increase). This corresponds to a market value of nearly €5 billion**.
* Based on a purchase price of €166.60 per share. The price was set by the Board of Directors on November 3, 2005. It corresponds to the average opening share price quoted on the Paris Bourse during the 20 trading days preceding the Board meeting, less a 20% discount.
**Based on the Total share price at March 20, 2006
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 112,000 employees worldwide. More information can be found on the company’s website: www.total.com